United States securities and exchange commission logo





                            September 22, 2023

       Jon Rousseau
       President and Chief Executive Officer
       BrightSpring Health Services, Inc.
       805 N. Whittington Parkway
       Louisville, Kentucky 40222

                                                        Re: BrightSpring Health
Services, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
28, 2023
                                                            CIK No. 0001865782

       Dear Jon Rousseau:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 28, 2023

       Cover Page

   1. We note your statement that you have applied to list your common stock on Nasdaq.
                                                        Please state whether
approval for listing on Nasdaq is a condition to closing of the offering. Once
finalized, please ensure your disclosure is consistent with your underwriting agreement.
       Industry and Market Data, page ii

   2. We note your statement that "[w]hile we believe such information is reliable, we have not independently verified
any third-party information. While we believe our internal
                                                        company research,
surveys, and estimates are reliable, such research, surveys, and
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FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany 22,
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               2023            Health Services, Inc.
September
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         estimates have not been verified by any independent source." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
Summary Highlights of Our Business, page 1

3. We note your statement that you are "[a] leading, diversified, independent provider of home and community-based healthcare services in the United States." Please revise to provide support for your assertion that you are a leading provider and explain what independent provider means in this context.
4. We note your statement here regarding your "over $1.75 trillion combined market opportunity," your statement on page 7 that "[t]he Senior and Specialty patients we serve represent a market opportunity of over $1.75 trillion" and similar statements on page 8 and throughout the prospectus. Please clarify how this $1.75 trillion figure is calculated and discuss any material assumptions underlying the estimate, including your assumed market penetration.
5. We note your reference to "numerous businesses growing organically into the double-
         digits." Please clarify what you mean by businesses in this context as it appears to be different than your two segments.
Summary, page 1

6. Your prospectus Summary should provide a balanced presentation of your business. Please revise to discuss the challenges you face, including, as examples only,
         competitive conditions in the markets you serve, regulatory risk as a result of your substantial reliance on government healthcare programs such as Medicare and Medicaid, and your level of indebtedness.
7. We note various statements in your prospectus regarding expectations or beliefs that do not appear to be attributed to the Company or an outside source. Please revise these statements to state that they are your beliefs or expectations or otherwise attribute the statements. For example, we note without limitation your statements:
             on page 2: "The chronic conditions and long-term health needs of these patients not only represent an outsized share of health care spend today, but also are expected to drive a disproportionate share of future expenditures;"
             on page 8: "Healthcare expenditures in the United States totaled $4.4 trillion in 2022 and are expected to reach $4.9 trillion in 2024;"
             on page 12: "Over $40 billion in annual U.S. health care spending is attributed to hospital readmissions, and home health care can reduce 365-day post-discharge costs by more than $6,000 per patient;"
             on page 19: "Seniors over the age of 65 are expected to grow at three percent a year by 2030, and the population size of people over age 85 is expected to double by
              2040;"
             on page 19: "There is an estimated six percent growth rate in the number of Seniors
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FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany 22,
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               2023            Health Services, Inc.
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              needing supportive care services, and 70% of adults over the age of 65 will need assistance at some point;"
                on page 19: "Hospice services are projected to grow at seven to eight percent per year, and neuro rehab services are estimated to grow at eight percent per year;" and on page 19: "Reimbursement rates for hospice services have increased by 2.0% on average per year since 2014, while home health spending in the U.S. is projected to increase by eight percent per year through at least 2028."
8. We note your reference to "excellent" and "world class" Net Promoter Scores. Here or elsewhere in the prospectus, please briefly explain what Net Promoter Scores are and how they are calculated. Please explain the criteria for "excellent" and "world class" ratings.
         Additionally, please explain why you have multiple different NPS ratings and if these reflect ratings at different times or for different aspects of your business.
9.       We refer to your statement that you "provide home-based primary care, which is
         associated with a 50% reduction in hospitalization rate and a 20% reduction in emergency room visits." Please expand on this statement to explain what the baseline comparison is for these percentage reductions and what the association is between home-based primary care and these reductions. Additionally, please revise to attribute or otherwise explain the basis for these statements.
10. We note your statement that you "reduce the cost of long-term care for Behavioral patients by over $100,000 per year." Please revise to explain the baseline used for this comparison.
11. We refer to your statement that "These pharmacy services optimally manage medication regimens and drug utilization and minimize adverse medical effects, which reduce drug spending and help to capture potentially up to $2,400 in savings from increased medication adherence." Please explain how the $2,400 in potential savings is calculated, if it is a maximum potential benefit and the applicable timeframe for the savings (annual, lifetime, etc.).
12. We note your statement that you have "six-month line of sight on approximately 76% of our service volume and 69% line of sight on our service volume over a year." Please explain what line of sight means in this context.
13. Please provide data concerning your peers or your industry for all statements of comparison. For example, we note without limitation your statements:
             on page 3: "We manage one of the nation   s largest independent
platforms of both
             pharmacy and provider services offered on a daily basis in home and community settings;"
             on page 3: "We are one of the largest independent providers of home and community-
             based health services in the United States;"
             on page 5: "We achieve hospitalization rates that are 30% lower than the national average in home-based primary care;"
             on page 6: "As a result, and for example, our client and patient and associated family
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FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany 22,
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               2023            Health Services, Inc.
September
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              satisfaction scores are 99% for outpatient rehab services, 95% for home infusion patients, 81% per Home Health CAHPS, which is higher than the national average;"
                on page 10: "Our best-in-class pharmacy support...;"
                on page 11: "Our customer service and quality metrics are best-in-class as compared to peers, such as time-to-first-fill (4.2 day average turnaround time), 96.9% overall
              Medication Possession Ratio, or MPR, and 95% infusion patient satisfaction scores;"
                on page 13: "we believe that our nurse-to-patient visit frequency and staffing ratio is well above industry averages;"
                on pages 18-19: "While we have leading share and scale in a number of our patient services settings...;" and
                on page 141: "we drive sales and marketing best practices across all geographies to drive referral and volume growth rates that are generally and consistently above market growth rates."
14. We note that you mention various ratings and scores. Please revise to further describe what these are and how they are calculated. For example, we note your statements:
             on page 2: "We achieve 99% patient satisfaction in our outpatient rehab services, an
            84% overall rating of care in hospice...;"
             on page 5: "We achieve     an 84% overall rating of care in
hospice, and four stars
            (out of five) in the Consumer Assessment of Healthcare Providers and Systems, or
            CAHPS, home health patient survey ratings;"
             on page 6: "As a result, and for example, our client and patient and associated family satisfaction scores are 99% for outpatient rehab services, 95% for home infusion patients, 81% per Home Health CAHPS, which is higher than the national average,
            84% for Hospice CAHPS, and Seniors and Behavioral supportive care clients and families (or guardians) report an average satisfaction score of over 4 (out of 5);"
             on page 11: "Our customer service and quality metrics are best-in-class as compared
            to peers, such as     96.9% overall Medication Possession Ratio, or
MPR;" and
             on page13: "We have an 8.8 Hospice Care Index, or HCI, score   "
Our Value Proposition, page 5

15. We note your statement that your "pace of acquisitions has been consistent, with 12, 12, and 6 deals completed each year in 2020, 2021, and 2022, respectively, and 2 deals completed in the six months ended June 30, 2023." Please remove or revise the reference to a consistent pace of acquisitions, as it appears the number of completed deals has declined.
Pharmacy Solutions, page 10

16. We note your statement that "[i]n 2020, 2021, and 2022, as a testament to our leading
         quality and service, we achieved    world-class    NPS scores of over
90, which also
         triggered quality incentive payments." Please explain what these incentive payments are, their general amount and by whom they were paid.
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FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany 22,
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               2023            Health Services, Inc.
September
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Provider Services, page 12

17. We note your statement here that the provider services you provide "consist of clinical and supportive care" and your statement on page 13 that "[y]our primary care clinicians optimize clinical and care decisions as they see and manage both Seniors and Behavioral
         (including I/DD) patients   " Please revise the description of your
Provider Services
         segment to clarify if you directly employ physicians who are providing healthcare services to your patients or are otherwise practicing medicine. Please discuss applicable government regulations and laws concerning the corporate practice of medicine and fee-
         splitting and how such regulations apply to your business model, including any associated risks and liabilities. Please also revise your Risk Factors and Business sections accordingly.
Operational Excellence, page 15

18. We refer to your statement that "[i]n 2022, the implementation of our PMO-
         led continuous improvement program over the past seven years at the enterprise level has resulted in approximately $41.5 million of savings (in addition to annual efficiencies and savings work throughout field operations)." Please explain how the $41.5 million of savings is calculated, what baseline is being used for the comparison, and if this represents an annual figure for 2022 or cumulative savings over a seven-year period.
Risk Factors
Risks Related to Our Business, page 32

19. We note that on page 52 you state: "While we maintain liability coverage that we believe is appropriate given the nature and breadth of our operations, any claims against us in excess of insurance limits, or multiple claims requiring us to pay deductibles, as well as the potential impact on our brand or reputation as a result of being involved in any legal proceedings, could have a material adverse impact on our business, results of operations and financial condition" and on page 53 you state: "In addition, we self-insure for various risks, including employment class actions, False Claims Act actions, adverse regulatory actions, commercial contractual or commercial tort actions, and intellectual property actions." Please revise these risk factors to clarify, as you do elsewhere, that you are self-
         insured for a substantial portion of your general and professional liability, automobile,
         workers    compensation, and health benefit risk.
Security breaches, loss of data, and other disruptions could compromise sensitive business or patient information..., page 50

20. We note your statement that "in March 2023, we experienced a ransomware attack that
         resulted in a breach of more than 6 million individuals    personal
information (including
         PHI); as a result of such incident, we notified the impacted individuals and applicable regulators and are currently subject to a HHS Office for Civil Rights investigation, various state regulatory investigations, and various lawsuits in connection with this incident."
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         Please note whether you expect this ransomware attack and the associated investigations and lawsuits could have a material impact on your business. Additionally, we note that in general "you have been subject to HHS investigations with respect to data privacy and security incidents involving PHI in the past" and that your "systems and those of [y]our third-party service providers and business partners . . . have experienced, data or security breaches, cyberattacks (including ransomware), acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events." Please revise as necessary to ensure all material investigations and events are described aside from the March
         2023 example.
Risk Factors
Risks Related to Our Regulatory Framework
Many states have CON laws or other regulatory provisions..., page 59

21. Please expand on this risk factor to discuss whether certificate of need laws or other similar regulatory provisions have materially impacted your business to date and if you expect them to have a material impact on your business going forward. For example, please note if you have applied for, and, if so, whether you have been granted or denied, a certificate of need in any of the states in which you currently operate or states into which you have attempted to expand. If material, please quantify the percentage of your business that relies upon certificates of need or other such state regulatory approvals.
Risks Related to Our Indebtedness
Our variable rate indebtedness subjects us to interest rate risk..., page 67

22. Please expand on this risk factor to discuss your interest rate swap agreements. In this regard, we note your statement on page 129 that as of June 30, 2023, your debt outstanding was $3.5 billion, of which $2.0 billion is fixed through interest rate swap agreements.
Use of Proceeds, page 82

23. Please revise the Use of Proceeds section to note that, pursuant to the terms of the
         Monitoring Agreement, you expect to pay a termination fee to the Managers in connection with the offering. Once known, please specify the expected amount of the termination fee.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Stable Reimbursement Environment Across our Portfolio of Businesses, page 96

24. We note your statement that "[d]ue to the medical necessity of our services, which are lower cost than healthcare services provided in other settings and reduce ER, hospital and institutional facility utilization, we have a history of reimbursement stability characterized by low-to-mid single digit rate increases across our lines of business over the past 10 years." Please also note the average reimbursement rate increase over the previous 10 year period.
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               2023            Health Services, Inc.
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Factors Affecting Results of Operations and Comparability, page 99

25. We note your disclosure that on November 1, 2022 you completed the sale of Workforce
         Solutions for a base purchase price of $155.8 million, net of cash divested of $2.7 million.
         Please expand on this disclosure to note the use of proceeds from the sale.
Impact of COVID-19 and CARES Act, page 100

26. We note your statement that "[d]uring 2020 and 2021, we experienced an annual script reduction of approximately 2.7 million scripts when compared with our pre-
         pandemic levels in January and February 2020." Please also note the level of annual scripts during 2022 as compared to your pre-pandemic levels.
Non-GAAP Financial Measures, page 114

27.      With reference to Question 100.01 Non-GAAP Financial Measures
Compliance
         & Disclosure Interpretations, as updated December 13, 2022, please address the following comments related to certain of your adjustments made in the determination of Adjusted
         EBITDA:
             We note that the startup costs, as more fully discussed in your response dated
             September 7, 2021, appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such adjustment;
             We note that the management fees, as more fully discussed on page 197, appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such adjustment;
             We note you have adjusted for significant project costs in each period since fiscal year 2020. We also note your response letter dated September 7, 2021 indicated that the project was not expected to recur within the next two years. Please more fully explain why you continue to incur costs for the migration of the
Company   s financial
             general ledger system and related reporting systems to an updated platform. Fully explain the nature of these costs and how you concluded that they were not normal recurring cash operating expenses; and
             We note that your legal costs and settlements, as disclosed in adjustment 5 and in your response dated September 7, 2021, represent potential settlement accruals and defense costs associated with certain PharMerica litigation matters associated with three historical cases. Please separately quantify the settlement accruals and defense costs. Please note that, notwithstanding the timing of these cases, your defense costs appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such
             adjustment.
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BrightSpring Health Services, Inc.
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               2023            Health Services, Inc.
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Business, page 130

28. Please revise to describe interactions with regulators that led to measures being taken against the company or requiring material changes from the company as a result of non-
         compliance with applicable laws or regulations. This discussion should include, but not be limited to, the State of West Virginia, who we understand issued an Administrative Order in July of 2020 ordering an immediate admissions ban for all licensed, West Virginia locations and services of your subsidiary. Ensure appropriate risk factor disclosure is included as well. For example, we note some of these risks are disclosed on page 46, but there is no acknowledgment of prior issues.
Our Value Proposition, page 133

29. On page 134 you state: "Integrating our pharmacy and provider services to measure effectiveness across quality, costs, and patient experience provides potential opportunities to pursue additional per member per month, shared savings, and risk-taking (capitated)
         payment models and contracts, subsequent to current quality and shared savings based incentives in multiple payor and ACO contracts today." Please revise to explain capitated payment models, further explain your involvement with capitated payment contracts and disclose the risks associated with such models.
Competitive Advantages
Track Record of Strategic and Accretive M&A Across Our Platform with Proven Ability to
Execute, page 148

30. Please balance this disclosure here concerning your successful M&A track record with disclosure concerning the debt incurred as part of these acquisitions. Legal Proceedings, page 167

31. We note your description of a complaint filed in the United States District Court for the
         District of New Jersey against PharMerica on March 4, 2011. Please revise to note the relief sought in the case.
Certain Relationships and Related Party Transactions, page 198

32. Please revise to state the underwriting fees expected to be earned by KKR Capital Markets
         LLC from this offering.
33. Page F-64 states that you have a Prime Vendor Agreement with AmerisourceBergen Drug
         Corporation, an affiliate of WBA, under which you purchase "a significant volume of inventory." Please tell us why this contract is not described here. Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 218

34. We note the heading here and your statement that this section is a summary of "certain"
         U.S. federal income tax consequences. Please revise your disclosure here to clarify that
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BrightSpring Health Services, Inc.
September 22, 2023
Page 9
      this section addresses the material U.S. federal income tax considerations as opposed to
         certain    material U.S. federal income tax considerations. Revise to provide similar
      changes to the disclosures starting on page A-56.
General

35. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                            Sincerely,

FirstName LastNameJon Rousseau                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameBrightSpring Health Services, Inc.
                                                            Services
September 22, 2023 Page 9
cc:       Sunny Cheong, Esq.
FirstName LastName